J. NEIL MCMURDIE
VICE PRESIDENT AND SENIOR COUNSEL
PHONE: (860) 944-4114 | EMAIL: NEIL.MCMURDIE@VENERABLE.COM

May 11, 2021

BY EDGARLINK

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:
Substitution Application for Venerable Insurance and Annuity Company and its Separate Account A, et al., File No. 812-15206-03
Withdrawal of Application for an Order pursuant to Section 26(c) of the Investment Company
Act of 1940, as amended.

Commissioners:

On March 1, 2021, Venerable Insurance and Annuity Company (the “Company”) and its  Separate Account A, Separate Account B, Separate Account EQ, and Separate Account U (collectively the “Applicants”) submitted an Application for an order of the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) authorizing the implementation of certain fund substitutions.  The Applicants now respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

At the time of filing the Application the Company was not aware of the Commission Statement on Insurance Product Fund Substitution Applications that was published less than a week earlier on February 23, 2021 (Release No. IC-34199) (the “Commission Statement”).  Because the all of the terms and conditions of the proposed substitutions described in the Application are substantially similar to those approved by a prior order for a substitution that was previously obtained by the Company[1] and Company intends to take advantage of the Commission’s position as set forth in the Commission Statement, we hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

Sincerely,

/s/J. Neil McMurdie
J. Neil McMurdie

[1] Voya Insurance and Annuity Company, et al (File No. 812-14856), Investment Company Act Release No. 33586 (August 19, 2019)(Order).  Effective September 1, 2019, Voya Insurance and Annuity Company changed its name to Venerable Insurance and Annuity Company.